บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com

เลขทะเบียน บมจ. 237

[redacted]

08002660

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

dw 5/20

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated May 16, 2008 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of ______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	_______
Title: Audited Financial Information for Years Ended ____________ and _____ Date: as of ______________ and _______ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Unaudited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Interim Financial Information for Nine Months Ended March 31, 2008 and Review Report of Certified Public Accountant Date: as May 16, 2008 Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Invitation to Shareholders to Attend Ordinary Meeting on ______________, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	_______

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of _________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the ________________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Other: Title: Date: ___________ __ , 200__ Entity requiring item:	________

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

OPERATING RESULTS

ENDED MARCH 31, 2008

The results for the third quarter of the fiscal year 2007/2008, ending on March 31, 2008 shows a net loss of 21.93 million Baht or 0.48 Baht per share. Comparing with the corresponding period of the previous year which showed a net loss of 14.48 million Baht or 0.32 Baht per share, the net loss increased by 7.45 million Baht or 51.47%, the reasons of which follow:

1. Net sales decreased from 413.65 million Baht last year to 397.87 million Baht this year, a decrease of 15.78 million Baht or 3.81%. The gross loss for the quarter increased from 3.59 million Baht or 0.81% last year to a gross loss of 10.66 million Baht or 2.68% this year, an increased of 7.07 million Baht or 196.76%, due to the increased cost of raw material which was only partially covered by selling price adjustment as a result of intense competitions.
2. Selling and administrative expense increased from 16.50 million Baht last year to 19.74 million Baht this year, an increase of 3.24 million Baht or 19.67%. The main reasons are the retirement compensation for staff and a 1.5 million Baht allowance for decline in value of inventories this year which were not present last year.

On the other hand, other income increased form 16.50 million Baht last year to 19.74 million Baht this year, an increase 1.78 million Baht or 24.93%. Interest expense decreased from 1.51 million Baht last year to 0.43 million Baht this year, a decrease 1.08 million Baht or 71.51%, due to repayment of loans from some excess cash flow.

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

ASIA FIBER PUBLIC COMPANY LIMITED

FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT

JULY 1, 2007 TO MARCH 31, 2008

บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Horwath
บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.
Certified Public Accountants
Member Horwath International

Auditor's Review Report

To the Shareholders and Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet as at March 31, 2008, the related statement of income for the three-month and nine-month periods ended March 31, 2008 and 2007, and the related statements of changes in shareholders' equity and cash flows for the nine-month periods ended March 31, 2008 and 2007 of Asia Fiber Public Company Limited. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an opinion on those financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects in accordance with generally accepted accounting principles.

I have previously audited the financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2007 in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated August 28, 2007. The balance sheet of Asia Fiber Public Company Limited as at June 30, 2007, which has been presented herein for comparative purpose, is a component of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Mr. Pornchai Kittipanya-ngam)
Authorized Auditor No. 2778
Bunchikij Co., Ltd.

Bangkok
May 6, 2008

ASIA FIBER PUBLIC COMPANY LIMITED

87 อาคารโมเดอร์นทาวน์ ชั้น 9 ซอยเอกมัย 3 ถนนสุขุมวิท 63 แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร 0-2382-0414 แฟกซ์ 0-2381-5849, 0-2382-0417
9th Floor 87 Modern Town Building Ekamai Soi 3 Sukhumvit 63 Rd., Wattana, Bangkok 10110 Thailand. Tel. 0-2382-0414 Fax: 0-2381-5849, 0-2382-0417
E-mail : info@bunchikij.com www.bunchikij.com

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT MARCH 31, 2008 AND JUNE 30, 2007

Unit : Thousand Baht

ASSETS

	Notes	Reviewed/ Unaudited Mar. 31, 2008	Audited Jun. 30, 2007
CURRENT ASSETS			
Cash and cash equivalents	5	81,977	76,524
Trade accounts and notes receivable, net			
- Related companies	4	56,053	55,647
- Other companies	6	133,694	155,240
Inventories, net	7, 11	303,507	310,659
Inventories in transit		2,921	3,683
Other current assets		15,722	14,818
Total Current Assets		593,874	616,571
NON-CURRENT ASSETS			
Investment in common shares of associated company	2.3, 3.5, 8	-	-
Investment in common shares of other company (general investment) - at cost	9	500	500
Property, plant and equipment, net	10, 11	431,716	442,755
Other non-current assets		593	531
Total Non-Current Assets		432,809	443,786
TOTAL ASSETS		1,026,683	1,060,357

Notes to financial statements are an integral part of these statements.

AFC
บริษัทเอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2008 AND JUNE 30, 2007

Unit : Thousand Baht

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	Reviewed/ Unaudited Mar. 31, 2008	Audited Jun. 30, 2007
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	10, 11	20,636	30,012
Trade account payables		69,141	38,737
Other current liabilities		36,438	43,265
Total Current Liabilities		126,215	112,014
Total Liabilities		126,215	112,014
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital,			
100,000,000 Ordinary shares of Baht 10 each,		1,000,000	1,000,000
- Issued and paid-up share capital,			
45,574,266 Ordinary shares of Baht 10 each,		455,743	455,743
Premium on share capital		369,500	369,500
Revaluation increment in land	10	247,992	247,992
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve	12	16,248	16,248
- General reserve		1,358	1,358
Deficit		(190,373)	(142,498)
Shareholders' Equity, Net		900,468	948,343
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,026,683	1,060,357

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Reviewed / Unaudited

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH AND NINE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

Unit : Thousand Baht

		Three-Month Periods Ended March 31,		Nine-Month Periods Ended March 31,	
	Notes	2008	2007	2008	2007
REVENUES					
Net sales	4	393,584	409,457	1,195,892	1,237,787
Service income		4,290	4,194	10,287	8,154
Other income	4	8,910	7,132	27,599	26,666
Total Revenues		406,784	420,783	1,233,778	1,272,607
EXPENSES					
Cost of sales		404,654	413,876	1,217,677	1,230,310
Cost of services		3,882	3,368	8,566	6,724
Selling and administrative expenses		19,496	16,259	53,922	49,912
Directors' remuneration		246	238	726	704
Total Expenses		428,278	433,741	1,280,891	1,287,650
Loss before Interest Expense		(21,494)	(12,958)	(47,113)	(15,043)
Interest Expense		(432)	(1,517)	(762)	(5,380)
NET LOSS		(21,926)	(14,475)	(47,875)	(20,423)
Basic Loss per Share	3.13	(0.48)	(0.32)	(1.05)	(0.45)
Weighted Average Number of Ordinary Shares	(Shares)	45,574,266	45,574,266	45,574,266	45,574,266

Notes to financial statements are an integral part of these statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Reviewed / Unaudited

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE NINE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

Unit : Thousand Baht

	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Retained Earnings Appropriated for Legal Reserve	Retained Earnings Appropriated for General Reserve	Deficit	Net
Balance as at July 1, 2006		455,743	369,500	247,992	16,248	1,358	(115,320)	975,521
Net loss for the period		-	-	-	-	-	(20,423)	(20,423)
Balance as at March 31, 2007		455,743	369,500	247,992	16,248	1,358	(135,743)	955,098
Balance as at July 1, 2007		455,743	369,500	247,992	16,248	1,358	(142,498)	948,343
Net loss for the period		-	-	-	-	-	(47,875)	(47,875)
Balance as at March 31, 2008		455,743	369,500	247,992	16,248	1,358	(190,373)	900,468

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.

Reviewed / Unaudited

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR EACH OF THE NINE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

Unit : Thousand Baht

	Notes	Mar. 31, 2008	Mar. 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss		(47,875)	(20,423)
Adjustments to reconcile net loss to net cash provided by operating activities			
Allowance for decline in value of inventories		1,500	0
Reversal of allowance for slow-moving spare parts for machinery, net		(60)	(373)
Depreciation		30,783	32,175
Gain on disposal of fixed assets		0	(304)
Disposal of spare parts for machinery		0	1,086
Unrealized loss on foreign exchange, net		93	44
Decrease (Increase) in Operating Assets:			
Trade accounts and notes receivable		21,047	65,968
Inventories		5,652	(24,946)
Inventories in transit		762	198
Other current assets		(904)	23,389
Other non-current assets		(62)	(19)
Increase (Decrease) in Operating Liabilities:			
Trade account payables		30,404	(6,633)
Other current liabilities		(6,827)	1,097
Net Cash Provided by Operating Activities		34,513	71,259

Notes to financial statements are an integral part of these statements.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Reviewed / Unaudited

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR EACH OF THE NINE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

Unit : Thousand Baht

	Notes	Mar. 31, 2008	Mar. 31, 2007
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash proceeds from disposal of fixed assets		0	304
Purchases of fixed assets		(19,684)	(1,001)
Net Cash Used in Investing Activities		(19,684)	(697)
CASH FLOWS FROM FINANCING ACTIVITY:			
Decrease in bank overdrafts and short-term loans from financial institutions		(9,376)	(69,973)
Net Cash Used in Financing Activity		(9,376)	(69,973)
NET INCREASE IN CASH AND CASH EQUIVALENTS		5,453	589
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		76,524	57,431
CASH AND CASH EQUIVALENTS AT END OF PERIOD		81,977	58,020

Additional Cash Flow Information:

		Mar. 31, 2008	Mar. 31, 2007
Cash payments during the period for:			
- Interest expense		1,041	6,459
- Withholding income tax deducted at sources		116	151

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements

As at March 31, 2008 and June 30, 2007

1. GENERAL INFORMATION

1.1 Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The Company is engaged in manufacturing of nylon products.

1.2 The Company's office and factory addresses are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand.

Factory : 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

1.3 The number and cost of employees

		Reviewed/ Unaudited Mar. 31, 2008	Reviewed/ Unaudited Mar. 31, 2007
The number of employees	(People)	878	954
The cost of employees	(Million Baht)	121.5	124.5

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1 The financial statements have been prepared in accordance with Thai Generally Accepted Accounting Standards, which are issued under the Accounting Profession Act B.E. 2547, and according to the requirements of the Securities and Exchange Commission, and the regulation of the Stock Exchange of Thailand.

2.2 The measurement basis used in preparing the financial statements is that the other than those disclosed in notes to the financial statements, the financial statements are prepared on the historical cost basis.

2.3 The Company did not present separate financial statements and financial statements in which the equity method are applied as at June 30, 2007 and for the three-month and nine-month periods ended March 31, 2007 as required by the Accounting Standard No. 44 (revised 2550) "Consolidated and Separate Financial Statements" and the Accounting Standard No. 45 (revised 2550) "Accounting for Investments in Associates" since during the three-month period ended September 30, 2007, the Company has written-off the investment in common shares of Prachin Power Co., Ltd., the associated company, which the Central Bankruptcy Court sentenced the associated company to

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

bankrupt according to the Bankruptcy Act B.E. 2483. In addition, the financial position and results of operations of the separate financial statements and the financial statements in which the equity method are applied are not different with the presented financial statements, which represent the investment in common shares at zero amount.

2.4 For convenience of the readers, an English translation of financial statements has been prepared from the statutory Thai language financial statements, which are issued for domestic financial reporting purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Revenue Recognition

Revenue from the sale of goods is recognized in the statements of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, the probable return of goods or the continuing management involvement with the goods.

Service income is principally based on services rendered on an accrual basis.

Other income is recognized on an accrual basis.

3.2 Cash and Cash Equivalents

Cash and cash equivalents mean cash on hand and deposits at financial institutions which the due-date are not over three months at financial institutions and which are not restricted in their uses.

3.3 Allowance for Doubtful Accounts

Trade accounts and notes receivable are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

3.4 Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.5 Investments in Common Shares

3.5.1 As at June 30, 2007, investment in associated company is accounted for by the equity method. If the associated company report net loss, the Company will discontinue applying the equity method when the balance of investment in such associated company is reduced to zero.

For the three-month period ended September 30, 2007, the Company has written-off the investment in common shares of Prachin Power Co., Ltd., the associated company, which the Central Bankruptcy Court sentenced the associated company to be bankrupt according to the Bankruptcy Act B.E. 2483.

3.5.2 The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed. The cost of investment disposed during the year is determined by the weighted average method.

3.6 Property, Plant and Equipment and Depreciation

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income.

The Company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.7 Impairment of Assets

The Company reviews the impairment of assets whenever events or changes in circumstances indicate that the recoverable amount (the higher of asset's selling price or value in use) of assets is below the carrying amount. The review is made for individual assets or for the cash-generating unit.

If the carrying value of an asset exceeds its recoverable amount, the Company recognizes the impairment losses by reducing the carrying value of the asset to its recoverable amount and recording the devaluation in statements of income or reducing revaluation increment in assets in case that those assets were previously revalued. The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or is decreased. Such a reversal should not exceed the carrying amount that would have been determined (net of the associated depreciation or amortization).

3.8 Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

3.9 Use of Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.10 Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

3.11 Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

In case that assets and liabilities are covered by forward exchange contracts, they are translated into Baht at the rates of the related forward exchange contracts. The related forward premium is recorded as income/expense over the forward contract term. The said amortized forward premium income/expense and gains or losses on the forward exchange contracts covering assets and liabilities are offset against the related exchange losses or gains on the receivables and liabilities being hedged.

3.12 Income Tax

The provision for income tax is based on the amount payable according to the Revenue Code (if any).

3.13 Basic Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the periods.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through ordinary shareholders and/or directorships. Those significant transactions with related companies as included in the financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or th[illegible]ic[illegible] in the agreement if no market price exists.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

4. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

As at March 31, 2008 and June 30, 2007, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship

As at March 31, 2008 and June 30, 2007, trade accounts and notes receivables from related companies consisted of:

Unit : Thousand Baht

	Audited Jun. 30, 2007	Increase	Decrease	Reviewed/ Unaudited Mar. 31, 2008
Thai Far East Co., Ltd.	106,954	165	223	106,896
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	135	1,110	664	581
Asia Garment Co., Ltd.	234	694	676	252
Thai Industries Development Co., Ltd.	-	961	961	-
Total	126,647	2,930	2,524	127,053
Less allowance for doubtful accounts	(71,000)			(71,000)
Net	55,647			56,053

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

4. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The aging analysis of the above trade accounts and notes receivable from related companies as at March 31, 2008 and June 30, 2007 are as follows:

Unit : Thousand Baht

	Reviewed/ Unaudited Mar. 31, 2008	Audited Jun. 30, 2007
Current to 3 months	717	489
Over 3 months to 6 months	202	64
Over 6 months to 12 months	213	732
Over 12 months	125,921	125,362
Total	127,053	126,647
Less allowance for doubtful accounts	(71,000)	(71,000)
Net	56,053	55,647

As at March 31, 2008 and June 30, 2007, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 126.1 million (the outstanding balances from these companies as at March 31, 2008 and June 30, 2007 totalling Baht 126.2 million and Baht 126.3 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.5 million (at market price) and Baht 56.1 million (at force sale price). Based on conservative basis, the Company provided an allowance for doubtful accounts of Baht 71.0 million as at March 31, 2008 and June 30, 2007. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in the normal course of business.

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

4. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The transactions with the related companies which included in the statements of income for each of the three-month and nine-month periods ended March 31, 2008 and 2007 are as follows:

Unit : Thousand Baht

		Reviewed/Unaudited			
		Three-Month Periods Ended March 31,		Nine-Month Periods Ended March 31,	
	Policy of Pricing	2008	2007	2008	2007
Net sales	Market Price	1,245	629	2,738	3,040
Interest income (on delay payment from customers)	Negotiated Agreement	723	723	2,165	2,167

5. CASH AND CASH EQUIVALENTS

Unit : Thousand Baht

	Reviewed/ Unaudited Mar. 31, 2008	Audited Jun. 30, 2007
Cash	348	402
Cash at banks - current a/c	9,104	1,691
Cash at banks - savings a/c	72,525	74,431
Total	81,977	76,524

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ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

6. TRADE ACCOUNTS AND NOTES RECEIVABLE - OTHER COMPANIES, NET

The aging analysis of trade accounts and notes receivable - other companies as at March 31, 2008 and June 30, 2007 are as follows:

Unit : Thousand Baht

	Reviewed/ Unaudited Mar. 31, 2008	Audited Jun. 30, 2007
Current to 3 months	142,378	163,661
Over 3 months to 6 months	188	49
Over 6 months to 12 months	-	-
Over 12 months	1,741	2,143
Total	144,307	165,853
Less allowance for doubtful accounts	(10,613)	(10,613)
Net	133,694	155,240

As at March 31, 2008 and June 30, 2007, the allowance for doubtful accounts amounted to Baht 10.6 million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

7. INVENTORIES, NET

Unit : Thousand Baht

	Reviewed/ Unaudited Mar. 31, 2008	Audited Jun. 30, 2007
Finished goods	189,504	165,621
Work in process	87,541	117,815
Raw materials	17,596	18,547
Spare parts and factory supplies	13,859	12,169
Total	308,500	314,152
Less Allowance for decline in value of inventories	(3,500)	(2,000)
Allowance for slow-moving spare parts and factory supplies	(1,493)	(1,493)
Net	303,507	[illegible]

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

8. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY

Unit : Thousand Baht

The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
June 30, 2007 (Audited)						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

The Company has written-off the investment in common shares of associated company since the three-month period ended September 30, 2007. (please see as discussed in Note 2.3)

9. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

Unit : Thousand Baht

	Reviewed/ Unaudited Mar. 31, 2008	Audited Jun. 30, 2007
Thai Caprolactum Public Company Limited (Paid-up capital of Baht 8,576.4 million)	500	500

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

10. PROPERTY, PLANT AND EQUIPMENT, NET

Unit : Thousand Baht

	Audited Jun. 30, 2007	Increase	Decrease	Transfer	Reviewed/ Unaudited Mar. 31, 2008
At Appraised Value					
Land and improvements	263,000	-	-	-	263,000
At Cost					
Buildings and improvements	378,784	210	-	1,650	380,644
Machinery and equipment	2,063,310	2,256	124	13,030	2,078,472
Spare parts for machinery	54,055	203	-	-	54,258
Furniture, fixtures and office equipment	14,648	88	-	-	14,736
Vehicles	5,252	-	-	-	5,252
Machinery and equipment in transit	-	15,777	-	(13,530)	2,247
Construction in progress	-	1,150	-	(1,150)	-
Total	2,779,049	19,684	124	-	2,798,609
Accumulated Depreciation					
Buildings and improvements	326,586	9,594	-	-	336,180
Machinery and equipment	1,981,574	20,846	124	-	2,002,296
Furniture, fixtures and office equipment	14,288	139	-	-	14,427
Vehicles	4,469	204	-	-	4,673
Total	2,326,917	30,783	124	-	2,357,576
Net	452,132				441,033
Less allowance for slow-moving					
spare parts for machinery	9,377	-	60	-	9,317
Property, plant and equipment, net	442,755				431,716

AFC บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

10. PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

Depreciation for each of the nine-month periods ended March 31, 2008 and 2007 amounted to Baht 30.8 million and Baht 32.2 million, respectively.

The Company appraised its land by following Accounting Standard No. 32 issued by the Federation of Accounting Professions Under The Royal Patronage Of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at March 31, 2008 and June 30, 2007, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated March 23, 2005). The excess of appraised value over cost of Baht 248 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

As at March 31, 2008 and June 30, 2007, certain fixed assets with

a) The original costs totalling Baht 2,058.3 million and Baht 2,017.0 million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 208.9 million and Baht 331.0 million, respectively, are mortgaged/pledged as collateral for credit facilities with financial institutions as discussed in Note 11.

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Unit : Thousand Baht

	Reviewed/ Unaudited Mar. 31, 2008	Audited Jun. 30, 2007
Bank overdrafts	-	12
Liabilities under trust receipts	636	-
Short-term loans		
(interest rate at 5.70% p.a. to 6.88% p.a. as at		
March 31, 2008 and 5.08% p.a. as at June 30, 2007)	20,000	30,000
Total	20,636	30,012

As at March 31, 2008 and June 30, 2007, the Company has overdraft lines with several local banks totalling Baht 25 million and Baht 35 million respectively. An overdraft line of Baht 25 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 10.

ASIA FIBER PUBLIC COMPANY LIMITED

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS (CONTINUED)

Under the terms of trust receipts agreements, certain imported inventories have been released to the Company in trust of the financial institutions. The Company, therefore, is accountable to the financial institutions for the inventories.

Short-term loans of Baht 20.0 million and Baht 30.0 million as at March 31, 2008 and June 30, 2007, respectively, are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 10.

12. LEGAL RESERVE

Under the provisions of the Limited Public Company Act B.E. 2535, the Company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

13. DISCLOSURE OF FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the Company's current financial position and results of operations and its forecasted financial information, believes that at present the Company has no such risk.

Foreign Currency Risk

The Company has accounts receivable and accounts payable in foreign currency, giving rise to exposure from changes in foreign exchange rates. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk. As at March 31, 2008, the unhedged foreign currency receivables amounted to U.S. Dollars 1.4 million.

Credit Risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the Company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum credit risk.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

13. DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates, which may have a negative effect to current and future operations of the Company. Management believes that the interest rate risk is minimum, hence, the Company has no hedging agreement to protect against such risk.

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction. Fair values are obtained from quoted market prices, discounted cash flow models or net asset values as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivables and payable, and bank overdrafts and short-term loans from financial institutions - the carrying values approximate their fair values due to the relatively short-term maturity of these financial instruments.

Investments in common shares of other company, for which there is no quoted market prices; a reasonable estimate of fair value, which has been calculated based on the underlying net asset base for such investment, approximates its carrying value.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

14. SEGMENTATION OF BUSINESS

Unit : Thousand Baht

	Reviewed/ Unaudited		
	For the nine-month period ended March 31, 2008		
	Local	Export	Total
Net sales	579,637	616,259	1,195,896
Services income	10,283	-	10,283
Total	589,920	616,259	1,206,179
Cost of sales	576,738	640,939	1,217,677
Cost of services	8,566	-	8,566
Total	585,304	640,939	1,226,243
Gross profit (loss)	4,616	(24,680)	(20,064)
Other income			27,599
Selling and administrative expenses			(53,922)
Directors' remuneration			(726)
Interest expense			(762)
Net loss			(47,875)
Property, plant and equipment, net			431,716
Others			594,967
Total assets			1,026,683

ASIA FIBER PUBLIC COMPANY LIMITED

บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

14. SEGMENTATION OF BUSINESS (CONTINUED)

Unit : Thousand Baht

	Reviewed/ Unaudited		
	For the nine-month period ended March 31, 2007		
	Local	Export	Total
Net sales	679,937	557,850	1,237,787
Services income	8,154	-	8,154
Total	688,091	557,850	1,245,941
Cost of sales	644,468	585,842	1,230,310
Cost of services	6,724	-	6,724
Total	651,192	585,842	1,237,034
Gross profit (loss)	36,899	(27,992)	8,907
Other income			26,666
Selling and administrative expenses			(49,912)
Directors' remuneration			(704)
Interest expense			(5,380)
Net loss			(20,423)
Property, plant and equipment, net			452,485
Others			672,436
Total assets			1,124,921

15. COMMITMENTS

As at March 31, 2008, the Company had

a) unused letters of credit amounting to Baht 1.2 million.

b) letter of guarantee issued by a local bank in favor of the Customs Department of Baht 1.0 million.

16. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements were authorised for issue on May 6, 2008, by the authorised directors.

ASIA FIBER PUBLIC COMPANY LIMITED

END